August 12, 2005

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Response Submitted in the Matter of EXFO Electro-Optical
       Engineering, Inc. (File No. 0-30895)
       --------------------------------------------------------

Dear Ms. Crane:

On behalf of EXFO Electro-Optical Engineering Inc. (the "COMPANY"), I hereby acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the fiscal year ended August 31, 2004 and its Form 6-K filed April 6, 2005 (collectively, the "FILING");

2. comments by the staff ("STAFF") of the Securities and Exchange Commission (the "COMMISSION") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/ Pierre Plamondon
-------------------------
Pierre Plamondon, CA
Vice-President, Finance and
Chief Financial Officer

August 12, 2005


Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:      EXFO ELECTRO-OPTICAL ENGINEERING INC.
         FORM 20-F FOR THE FISCAL YEAR ENDED AUGUST 31, 2004
         FILED JANUARY 14, 2005
         FILE NO. 0-30895

Dear Ms. Crane,

We have taken note of your comments raised in the review of our fiscal 2004 Annual Report on Form 20-F. Please find below our responses to each matter that you raised.

FORM 20-F FOR THE PERIOD ENDED AUGUST 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 43

NET LOSS AND PRO FORMA NET LOSS, PAGE 61

1. WE NOTE THAT YOU PRESENT "PRO FORMA NET LOSS" AND "PRO FORMA NET LOSS PER SHARE" THAT APPEARS TO BE NON-GAAP FINANCIAL MEASURE AS DEFINED IN ITEM 10(E) OF REGULATION S-K. AS INDICATED IN ITEM 10(E)(II)(B) OF REGULATION S-K, YOU MAY NOT ADJUST NON-GAAP FINANCIAL MEASURES TO ELIMINATE OR SMOOTH ITEMS IDENTIFIED AS NON-RECURRING, INFREQUENT OR UNUSUAL, WHEN THE NATURE OF THE CHARGE OR GAIN IS SUCH THAT IT IS REASONABLY LIKELY TO RECUR WITHIN TWO YEARS OR THERE WAS A SIMILAR CHARGE OR GAIN WITHIN THE PRIOR TWO YEARS. IN THIS REGARD, WE NOTE ITEMS IDENTIFIED IN YOUR NET LOSS BREAKDOWN APPEAR TO BE RECURRING IN NATURE. UNDER CERTAIN LIMITED CIRCUMSTANCES, A NON-GAAP FINANCIAL MEASURE MAY BE ADJUSTED FOR RECURRING ITEMS, HOWEVER, COMPANIES MUST MEET THE BURDEN OF DEMONSTRATING THE USEFULNESS OF ANY MEASURE THAT EXCLUDES RECURRING ITEMS. REFER TO QUESTION 8 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP MEASURE. PLEASE REVISE FUTURE FILINGS OR ADVISE.

FORM 6-K

4. WE NOTE YOUR FORM 6-K FILED APRIL 6, 2005 AND JANUARY 14, 2005 CONTAIN NON-GAAP FINANCIAL MEASURES THAT WOULD OTHERWISE BE PROHIBITED BY ITEM 10(E) OF REGULATION S-K. NOTE THAT IF YOU CHOOSE TO INCORPORATE BY REFERENCE THESE FORM 6-K OR ANY SUBSEQUENTLY FILED FORM 6-K'S THAT CONTAIN NON-GAAP FINANCIAL MEASURES, YOU WILL BE REQUIRED TO COMPLY WITH ITEM 10(E) OF REGULATION S-K.

Our pro forma net loss and pro forma net loss per share are indeed non-GAAP financial measures as defined in Item 10(e) of Regulation S-K.

We use pro forma net loss and pro forma net loss per share (as disclosed in our MD&As and press releases) to adjust items that are not representative of our ongoing business, such as restructuring and other charges, impairment losses on various assets, as well as non-cash items such as stock-based compensation costs and amortization of intangible assets. Most of our intangible assets come from business combinations.

The pro forma net loss and pro forma net loss per share are the primary financial measures used by our management to assess EXFO's overall performance on a monthly basis. Most of our internal financial reports are consequently prepared on a pro forma basis. This information is also provided to the Audit Committee and to the Board of Directors on a quarterly basis. It is also the primary financial measures used by the financial analysts that cover EXFO. In fact, the analysts' consensus on EXFO's market value is based on pro forma net earnings. Detailed reports from financial analysts who cover EXFO showing the use of pro forma results are available and will be provided to you upon request. As a matter of fact, we firmly believe that if we do not provide pro forma numbers to investors, some of them may be misled, as different versions of pro forma results may be prepared, creating confusion in the marketplace. In other words, by providing pro forma results, we make sure that financial analysts use the same format of pro forma results to prevent any confusion in the marketplace.

Furthermore, as you may have noticed, in our 2004 Annual Report, we disclosed our three strategic objectives for fiscal 2005. As recommended by the Canadian Securities Authorities and in order to help investors evaluate management's performance, we established and communicated corporate objectives to our shareholders. One of our three strategic objectives for fiscal 2005 was to maximize profitability. To assess the realization of this objective, we established a key performance indicator which was being profitable on a pro forma basis. In our Annual Report, we clearly defined pro forma profitability as being GAAP net earnings, excluding stock-based compensation costs, amortization of intangible assets and restructuring charges. Since the beginning of fiscal 2005, we have been disclosing pro forma information on that basis to provide shareholders and financial analysts with actual results on that corporate objective in order to help them assess the company's and management's performance.

In our fiscal 2005 Annual Report's MD&A, we are planning to follow up on our three strategic objectives as outlined at the beginning of the year and for which we provided an update on a quarterly basis in 2005. One of these follow-ups requires that we provide investors with the pro forma results information, as defined at the beginning of the fiscal year. Our shareholders expect the management to report on the achievement of the objectives established at the beginning of the fiscal year; otherwise, they will be left with a big gap in our financial reporting, and the credibility of the company and management will be severely hurt.

We firmly believe that it is critical for our investors to be able to predict our future results of operations with a high degree of certainty and with the same information as the management (see results through the eyes of management). Based on our past experience and our continuous communication with investors and the financial market, we believe that our pro forma information is required and necessary to help investors and the financial market to properly assess our performance and to help them forecast our future performance.

As mentioned above, the four main adjustments made to the pro forma net loss and the pro forma net loss per share relate to restructuring and other charges, asset impairment losses, non-cash stock-based compensation costs and amortization of intangible assets. We adjust the restructuring and other charges and impairment losses because we believe that these items are non-recurring and not representative of our past and future operations. Over the past years, we faced different situations that led to restructuring actions. First, the telecommunications downturn, which resulted in a reduced demand for our products, led us to reduce our workforce and to record asset impairment charges. In addition, following the business combinations completed in fiscal 2001 and 2002, we recorded additional restructuring charges to optimize the synergy created by the combinations and to streamline our operations. Finally, in fiscal 2004, we refocused our business in the telecom sector, which led to restructuring actions in our Photonics and Life Sciences Division. However, based on our current business model, we do not expect to record restructuring charges in the short- and mid-term.

We adjust stock-based compensation costs because it is a non-cash item and also to ease the comparison with our competitors, most of which are in the United States, where they were not yet required to record the fair value of their stock-based compensation costs in their GAAP measures. In addition, we adjust stock-based compensation costs to ease the comparison with our past results, as we did not have to record stock-based compensation costs prior to fiscal 2003.

Finally, we adjust amortization of intangible assets because it is also a non-cash item that arose mainly from business combinations and which may create distortions in reported GAAP results depending on whether an enterprise develops products and markets internally or through acquisitions. Accordingly, eliminating such amortization facilitates comparison with competitors who grew internally.

As you must have noted, for each and every filing that contains pro forma information, we provide the reader with a detailed quantitative reconciliation of the pro forma numbers with the most directly comparable GAAP numbers. The material limitations associated with the use of the pro forma net loss and the pro forma net loss per share are clearly set out in a note that follows the quantitative reconciliation.

We finally want to bring to your attention that other SEC registrants, such as Agilent, Sunrise, Ixia, JDS Uniphase, Verizon and Corning, which are either our direct competitors or simply in our global industry, use non-GAAP financial measures with adjustments similar to ours. As we are compared to some of these companies, it is important to provide pro forma information to be compared on the same basis.

The following table summarizes different kinds of adjustments made by those registrants:

------------------------------------------------------------------------------------------------------
                                  STOCK-BASED               AMORTIZATION OF
     SEC REGISTRANTS          COMPENSATION COSTS           INTANGIBLE ASSETS     RESTRUCTURING CHARGES
------------------------------------------------------------------------------------------------------
Agilent                                                                                   X
------------------------------------------------------------------------------------------------------
Sunrise                                X                         X
------------------------------------------------------------------------------------------------------
Ixia                                   X                         X
------------------------------------------------------------------------------------------------------
JDS Uniphase                                                     X                        X
------------------------------------------------------------------------------------------------------
Verizon                                                          X
------------------------------------------------------------------------------------------------------
Corning                                                                                   X
------------------------------------------------------------------------------------------------------

We take very good note of your comments, and in our future filings, we will be very careful about the nature of the adjustments made to our pro forma net earnings to make sure they continue to be relevant and useful for a better understanding of our results by our investors and financial analysts.


NOTE 20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, PAGE F-39

2. PLEASE REFER TO NOTE (D). EXPLAIN HOW YOUR RESTRUCTURING CHARGES AND INTEGRATION ACTIVITIES MEET THE CRITERIA IN EITF 95-3. FOR EXAMPLE, BASED ON PAGE F-16, IT APPEARS THAT CONSOLIDATION EXPENSES SUCH AS TRAINING, RECRUITING AND OTHER SPECIAL TERMINATION BENEFITS WOULD BE OUTSIDE THE SCOPE OF EITF 95-3. PLEASE ADVISE.

We respectfully submit that the restructuring charges recorded during fiscal 2004 and 2005, in conjunction with the consolidation of EXFO Burleigh's operations, were accounted for under Statement of FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", rather than under EITF 95-3, "Recognition of Liabilities in Connection with a Business Combination".

Also, in your comments, you refer to note 20(d) when addressing the restructuring charges issue. Note 20(d) relates to a measurement issue for shares issued upon business combinations that occurred in 2001 as well as a difference in accounting treatment between Canadian GAAP and US GAAP for future income taxes on acquired in-process R&D upon business combinations.

We would like to point out that we have incurred just over $1.2 million in restructuring charges for the consolidation of EXFO Burleigh's operations. These expenses can be broken down as follows:

Severance expenses                                      $772,000
Stay bonuses                                             $83,000
Training expenses                                        $76,000
Recruiting expenses                                      $35,000

Expenses related to building held for sale               $67,000
Expenses related to transfer of assets                  $196,000
Other                                                    $25,000

Stay bonuses as well as training and recruiting expenses, which you refer to in your comment, were recorded when incurred; that is, for the most part, in the second quarter of fiscal 2005. Also, expenses related to the building held for sale and expenses related to the transfer of assets were expensed as incurred.

3. WITH REGARD TO NOTE (E) RELATED TO GOODWILL, FULLY EXPLAIN HOW YOUR U.S. GAAP ACCOUNTING COMPLIES WITH SFAS 142. EXPLAIN IN DETAIL YOUR GOODWILL IMPAIRMENT TESTING PROCESS AND DESCRIBED THE BASIS FOR DETERMINING YOUR REPORTING UNITS AND YOUR GOODWILL ALLOCATION METHOD.

Note 20(e) to our 2004 annual consolidated financial statements addresses the differences between Canadian GAAP and US GAAP that occurred during our 2002 and 2003 impairment tests for goodwill and acquired intangible assets.

The impairment tests for goodwill and intangible assets performed in fiscal 2002 were made pursuant to APB 17 for goodwill and FAS 121 for intangible assets under US GAAP, which were the accounting standards in force during that year.

However, the impairment tests for goodwill and intangible assets performed in fiscal 2003 and 2004 were indeed made pursuant to new accounting standards FAS 142 and FAS 144 under US GAAP, which are similar to Canadian GAAP.


a)       IDENTIFICATION OF REPORTING UNITS AND ALLOCATION OF GOODWILL

We recorded goodwill for the four business combinations we made over the last four fiscal years; that is EXFO Burleigh, EXFO Photonics, EXFO Protocol and EXFO Gnubi.

For the purposes of the goodwill impairment test performed under FAS 142, we allocated goodwill to identified reporting units. Reporting units were identified based on the criteria of FAS 142. In 2003, EXFO Burleigh, EXFO Photonics and EXFO Protocol were each considered a component of a business segment; because they constituted a business, we had discrete sets of financial statements for each of them and management reviewed these financial statements on a monthly basis. In 2004, EXFO Protocol was merged with the parent company and we ceased having discrete financial information for this business. Consequently, EXFO Protocol was no longer considered a reporting unit for the purposes of the goodwill impairment test, and the parent company became a reporting unit. Also, as you will see below, following our 2003 impairment test, EXFO Burleigh's goodwill was fully written off. Consequently, in fiscal 2004, we had only the following two reporting units: EXFO Photonics and EXFO (parent company).

b)       GOODWILL IMPAIRMENT TESTING PROCESS

For each reporting unit, we performed the two-step impairment test.

The following table summarizes the results of the two-step impairment test:

FISCAL 2003

                       FAIR VALUE     CARRYING                    RESIDUAL
                           OF         VALUE OF                   FAIR VALUE       CARRYING
                       REPORTING      REPORTING   FIRST TEST    ATTRIBUTABLE      VALUE OF     IMPAIRMENT
  REPORTING UNITS        UNITS          UNITS       FAILED       TO GOODWILL      GOODWILL        LOSS
--------------------  -------------  ------------ ------------  -------------    -----------  -----------
                                           (in thousands of US dollars)
EXFO Burleigh         $      3,800   $   10,400       Yes       $     nil        $   4,505    $    4,505
EXFO Photonics        $     11,000   $    7,200       No              n/a              n/a           n/a
EXFO Protocol         $     18,000   $   15,000       No              n/a              n/a           n/a

FISCAL 2004

                       FAIR VALUE     CARRYING                    RESIDUAL
                           OF         VALUE OF                   FAIR VALUE       CARRYING
                       REPORTING      REPORTING   FIRST TEST    ATTRIBUTABLE      VALUE OF     IMPAIRMENT
  REPORTING UNITS        UNITS          UNITS       FAILED       TO GOODWILL      GOODWILL        LOSS
--------------------  -------------  ------------ ------------  -------------    ------------ -----------
                                            (in thousands of US dollars)

EXFO Photonics        $     11,000   $    8,700       No             n/a             n/a           n/a
EXFO (parent          $    280,000   $  140,000       No             n/a             n/a           n/a
company)


c)       DETERMINING FAIR VALUE OF REPORTING UNITS

For the purposes of determining the fair value of our reporting units, we used discounted cash flows, combined with a market approach (multiple of sales).

I trust that this response meets your requirements. Should you wish to discuss this matter in further details, please don't hesitate to contact me at (418) 683-0211.


Sincerely,


/s/ Pierre Plamondon
--------------------------
Pierre Plamondon, CA
Vice-President, Finance
and Chief Financial Officer